Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: March 1, 2013

Citi Call Center Q&A for inbound questions from cardholders

Q: Office Depot and OfficeMax announced they plan to merge. What will happen to my <Office Depot> Credit Card Account?

A: Until the transaction closes, Office Depot and OfficeMax will operate as two separate companies. Cardholders will be able to continue using their credit accounts today as they have in the past subject to the terms and conditions of your Cardholder Agreement. You may also access additional information at <OfficeDepot.com> in the Company Information section.

Q: Office Depot and OfficeMax announced they plan to merge. Can I use my <Office Depot> Credit Card Account at OfficeMax now?

A: Not at this time. Until the transaction closes, Office Depot and OfficeMax will operate as two separate companies. Customers will be able to continue using their credit accounts today as they have in the past subject to the terms and conditions of your Cardholder Agreement.

Q: When does Office Depot and OfficeMax expect the transaction to close?

A: <Office Depot> has indicated they will work as quickly as possible to gain regulatory and shareholder approval. They currently anticipate that the deal will close by the end of 2013.

Q: What will happen with the Office Depot Worklife Rewards loyalty program? Will it merge with MaxPerks?

A: Until the transaction closes, Office Depot and OfficeMax will operate as two separate companies. <Office Depot> has indicated customers will continue to accrue <Worklife Rewards> as usual. After the completion of the merger, <Office Depot> will provide additional information on the integration of the rewards programs.

Q: Where can I get more information regarding the merger of Office Depot and OfficeMax?

A: Until the transaction closes, Office Depot and OfficeMax will operate as two separate companies. You may access additional information at <OfficeDepot.com> in the “Company Information” section.

In connection with the proposed transaction, Office Depot, Inc. (“Office Depot”) will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Office Depot and OfficeMax Incorporated (“OfficeMax”) that also constitutes a prospectus of Office Depot. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-3657, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of Office Depot and OfficeMax in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.